EXHIBIT 99.1

Press Release dated November 11, 2003

Sprint Canada and Gryphon Networks Join Forces to Help Businesses in Canada Comply with U.S. Do Not Call Regulations

     Sprint Canada first Canadian telecommunications company to market DNC technology that protects Canadian based companies telemarketing to U.S. consumers from exposure to penalties

     TORONTO, Nov. 11 /CNW/ - Sprint Canada Inc. announced today that it has partnered with Gryphon Networks, to be the first telecommunications company to market in Canada, with a solution enabling businesses to comply with the new U.S. Do Not Call (DNC) legislation. The DNC law, implemented October 1, 2003, prohibits businesses from calling any U.S. consumer telephone number that appears on the National Do Not Call Registry.

     Sprint Canada, a leading Canadian provider of integrated voice and data communications solutions to consumers and businesses, was able to bring this product to market in a short period of time through its relationship with Sprint in the U.S.

     “As a leader in leveraging technology to improve business operations, we are pleased to be able to offer businesses an immediate solution that will automate compliance with U.S. legislation, and protect them from exposure to significant fines,” said Greg McCamus, president, Enterprise Communications Solutions.

     Implemented by the U.S. Federal Trade Commission on October 1, 2003, and jointly enforced with the Federal Communications Commission, violations of the DNC law are subject to penalties of up to US$11,000 per call for contacting a number on the National DNC Registry, currently containing over 50 million consumer phone numbers. The 24 states that presently maintain independent Do Not Call lists that telemarketers must additionally honour, have fines of up to US$25,000 per call.

     “Sprint Canada selected Gryphon Networks’ technology to support this initiative because they are North America’s leader in DNC compliance and call management applications,” said McCamus. “Through an exclusive arrangement we are the first to market in Canada with Gryphon technology at a time of peak business demand for DNC automation, both in the U.S. and Canada, as businesses scramble to comply with U.S. federal and state DNC regulations.”

     “Since the DNC Registry went live in the United States we’ve seen a substantial increase in blocked calls for all customers,” said Paul Marshall, vice president of sales, Gryphon Networks. “Sprint Canada identified the impact of this legislation on Canadian businesses and pursued a technology alliance with us to augment their business product portfolio.”

     About Sprint Canada

     Sprint Canada is a wholly owned subsidiary of Call-Net Enterprises Inc. a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to consumer and business customers. Sprint Canada and Call-Net are headquartered in Toronto, own and operate an extensive national fibre network and have over 134 co-locations in nine of Canada’s largest metropolitan markets. Call-Net is listed on the Toronto Stock Exchange and its shares trade under the symbols FON and FON.B. For more information, visit www.sprint.ca and www.callnet.ca.

           About Gryphon Networks

     Gryphon Networks is the leader in automated Do Not Call management solutions for businesses. Gryphon’s proven, patented technology enables outbound telephone marketers to automatically manage compliance with all state and federal consumer Do Not Call laws. The network-delivered technology provides enterprise-wide, professionally managed Do Not Call protection in real time. Powerful call productivity and compliance reports for all calling locations are instantly accessible via the web. Founded in 1995, Gryphon Networks is a privately held company headquartered in Norwood, Massachusetts. For more information contact Gryphon Networks at 781-255-0444 or visit www.GryphonNetworks.com.

     For more information

     Businesses who want to learn more about Sprint Canada - Gryphon DNC technology may call 1-877-500-3111 or visit www.sprint.ca/donotcall.

     Background Information

     Sprint Canada and Gryphon Networks

     Gryphon Networks Technology

     Gryphon Networks technology monitors and automatically reacts to changes in nationwide DNC laws. It also monitors and manages call curfew requirements across all time zones, monitors and updates area code changes and provides real-time call accounting and productivity reporting via the Internet for all outbound call activity in remote office locations.

     Gryphon’s on-demand call accounting and productivity management reports are accessible to managers remotely, via the web. As a result of its real-time compliance and easy reporting capabilities, this technology boosts call centre agent and office productivity, while simplifying management of outbound campaigns.

     DNC Technology Delivery in Canada

     The DNC technology is part of Sprint Canada’s enhanced voice portfolio catering to the needs of contact centres, and complements its portfolio of voice, data and IP services for businesses of all sizes.

     The service will be delivered through Sprint Canada’s nationwide, all digital, fibre-optic network, automatically blocking calls to telephone numbers registered on U.S. state and national DNC lists, ensuring full compliance with all U.S. DNC laws.

     Sprint Canada is the only Canadian telecommunications company that can provide a seamless North American network through its partnership with Sprint, a global integrated communications provider widely recognized for developing, engineering and deploying state-of-the-art network technologies. Sprint launched the same product in April this year.

     The DNC Registry

     The United States Federal Trade Commission implemented the DNC law on October 1, 2003. The National DNC Registry currently includes more than 50 million consumer numbers. Over 20 million numbers also appear on 24 state DNC lists. The legislation applies to any business calling U.S. consumers for the purposes of telemarketing.

     For more information

     Businesses who want to learn more about Sprint Canada — Gryphon DNC technology may call 1-877-500-3111 or visit www.sprint.ca/donotcall.

For further information: CONTACT: Karen O’Leary, Corporate
Communications, (416) 718-6445, karen.oleary@sprint-canada.com